SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No. 4
                                       to
                                  Schedule TO

                      Tender Offer Statement under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               Netro Corporation
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                                (Name of Issuer)


                           Netro Corporation (Issuer)
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(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))


                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                   64114R109
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                     (CUSIP Number of Class of Securities)


                                  Sanjay Khare
                               Netro Corporation
                              3860 N. First Street
                           San Jose, California 95134
                            Telephone (408) 216-1500
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            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Filing
                                    Persons)

                                    Copy to:
                            Francis S. Currie, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                          Menlo Park, California 94025
                           Telephone: (650) 752-2000
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                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*              AMOUNT OF FILING FEE**
                $92,000,000                             $8,464

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 23,000,000 shares of common stock, par value $0.001 per share, at the maximum tender offer price of $4.00 per share.

** Previously paid.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,464
Form of Registration No.: SC TO-I
Filing Party: Netro Corporation
Date Filed: July 19, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1
[x] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 4 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on July 19, 2002 by Netro Corporation, a Delaware corporation, as amended on July 26, 2002, July 30, 2002 and August 6, 2002, in connection with its offer to purchase 23,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $0.001 per share, including the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of January 14, 2002, as amended, between Netro Corporation and American Stock Transfer & Trust Company, as Rights Agent, at prices not in excess of $4.00 nor less than $3.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Netro's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2002 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 4 to Schedule TO is intended to satisfy the reporting requirements of Rule 13 (e) of the Securities Exchange Act of 1934, as amended.

     In addition to the information set forth below, the information in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with this Schedule TO as Exhibits (a) (1) (i) and (a) (1) (ii), respectively, is incorporated by reference herein in response to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 7.

     Item 7 of this Schedule TO and the Offer to Purchase are hereby amended and supplemented by replacing the first paragraph of Section 6 of the Offer to Purchase with the following:

     "Notwithstanding any other provision of the tender offer, Netro will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after July 19, 2002 and before the expiration date any of the following events shall have occurred (or shall have been reasonably determined by Netro to have occurred) that, in Netro's reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the tender offer or with acceptance for payment:"

Item 11.

     Item 11 of this Schedule TO is hereby amended and supplemented as follows:

     "As previously disclosed in Netro's Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2002, on or around October 5, 2001, C. Robert Coates, a holder of shares of the Company's common stock, commenced an action in the Delaware Chancery Court against the Company, the former Netro Corporation, which was incorporated in California ("Netro California"), and the members of the Company's board of directors, styled Coates v. Netro Corp., et al., C.A. No. 19154 ("Coates I"). The complaint in Coates I makes a number of allegations relating to the approval by the stockholders of Netro California of the merger transaction by which Netro's state of incorporation was changed from California to Delaware, including that the disclosures to stockholders in connection with that proposed transaction were incomplete or misleading in various respects. The complaint also alleges that the adoption by Netro's board of directors of a stockholder rights plan sometime after that merger transaction was in violation of Delaware law. The complaint seeks (1) to invalidate or rescind the merger transaction or, in the alternative, to obtain an order directing a new stockholder vote on that transaction; (2) to invalidate or reform Netro's certificate of incorporation and bylaws to eliminate certain alleged "anti-takeover provisions" contained in them; (3) to have the stockholder rights plan declared invalid or to obtain an order compelling the directors to redeem the rights distributed to Netro's stockholders thereunder; and (4) to recover monetary damages in an unspecified amount, as well as plaintiff's attorneys' fees and expenses in bringing the action.

     On November 30, 2001, defendants filed a motion to dismiss the complaint in Coates I for failure to state a claim. Mr. Coates served his answering brief responding to that motion on or around March 20, 2002, and on April 11, 2002, defendants served their reply brief. In addition, on or around October 30, 2001, Mr. Coates made a motion purportedly for partial summary judgment on two issues: first, that section 2.12 of the Company's bylaws, relating to the business that may be brought before a special meeting of stockholders, allegedly is invalid and second, that the definition of "beneficial owner" in the Company's rights plan allegedly unduly interferes with stockholders' ability to convene a special meeting. Mr. Coates filed his opening brief in support of this motion on or around November 20, 2001; defendants served their responsive brief and supporting materials on December 21, 2001; and Mr. Coates served a reply brief on or around February 15, 2002. On August 6, 2002, oral argument on the defendant's motion to dismiss and the plaintiff's motion for partial summary judgment was heard before the Delaware Chancery Court. The Court has not yet ruled on the motions.

     On August 5, 2002, Mr. Coates filed a motion to supplement his complaint to add allegations that Netro's board of directors breached their fiduciary duties by amending the stockholder rights plan to permit the tender offer and by preventing Netro stockholders from accepting the acquisition offer from Wyndcrest Holdings, LLC. The proposed supplement to the complaint seeks (1) to enjoin the defendants from allegedly "preventing Netro stockholders from receiving offers for their shares"; (2) to enjoin the defendants from alleged "selective application" of the stockholders rights plan; and (3) to recover monetary damages in an unspecified amount, as well as plaintiff's attorneys' fees and expenses in bringing the action. The defendants have not yet responded to the motion for leave to supplement the complaint, nor has the motion been granted by the Court at this time.

     For further information on Coates I and other litigation matters, please see Netro's Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2002, which are incorporated by reference herein."

Item 12. Exhibits.

(a)(1)(i)       Offer to Purchase, dated July 19, 2002.**
(a)(1)(ii)      Letter of Transmittal.**
(a)(1)(iii)     Guidelines for Substitute Form W-9.**
(a)(1)(iv)      Notice of Guaranteed Delivery.**
(a)(1)(v)       Letter to Stockholders dated July 19, 2002.**
(a)(1)(vi)      Letter to Clients dated July 19, 2002.**
(a)(1)(vii)     Letter to Brokers, Dealers Commercial Banks, Trust Companies
                and Other Nominees dated July 19, 2002.**
(a)(1)(viii)    Summary Advertisement dated July 19, 2002.**
(a)(1)(ix)      Letter to Customers, dated July 19, 2002.**
(a)(1)(x)       Letter to Suppliers, dated July 19, 2002.**
(a)(1)(xi)      Frequently Asked Questions about Netro's Tender Offer,
                posted on Netro's website on July 26, 2002.**
(a)(5)(i)       Press Release, dated July 18, 2002.**
(a)(5)(ii)      Letter to Employees of Netro Corporation, dated
                July 18, 2002.**
(a)(5)(iii)     Script of Netro Conference Call, dated July 18, 2002.**
(a)(5)(iv)      Press Release, dated July 30, 2002.**

** Previously filed.


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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Netro Corporation

                                              by: /s/ Sanjay Khare
                                                 -------------------------------
                                                 Sanjay Khare
                                                 Vice President and Chief
                                                 Financial Officer

Dated: August 8, 2002

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                                 EXHIBIT INDEX

   EXHIBIT NUMBER                       DESCRIPTION
   --------------                       -----------
(a)(1)(i)       Offer to Purchase, dated July 19, 2002.**
(a)(1)(ii)      Letter of Transmittal.**
(a)(1)(iii)     Guidelines for Substitute Form W-9.**
(a)(1)(iv)      Notice of Guaranteed Delivery.**
(a)(1)(v)       Letter to Stockholders dated July 19, 2002.**
(a)(1)(vi)      Letter to Clients dated July 19, 2002.**
(a)(1)(vii)     Letter to Brokers, Dealers Commercial Banks, Trust Companies
                and Other Nominees dated July 19, 2002.**
(a)(1)(viii)    Summary Advertisement dated July 19, 2002.**
(a)(1)(ix)      Letter to Customers, dated July 19, 2002.**
(a)(1)(x)       Letter to Suppliers, dated July 19, 2002.**
(a)(1)(xi)      Frequently Asked Questions about Netro's Tender Offer,
                posted on Netro's website on July 26, 2002.**
(a)(5)(i)       Press Release, dated July 18, 2002.**
(a)(5)(ii)      Letter to Employees of Netro Corporation, dated
                July 18, 2002.**
(a)(5)(iii)     Script of Netro Conference Call, dated July 18, 2002.**
(a)(5)(iv)      Press Release, dated July 30, 2002.**

** Previously filed.